UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02012991

NO ACT
P.E 12-10-01
1-09924

January 17, 2002

Act 1934
Section
Rule 14A-8
Public Availability 1-17-2002

Michael A. Ross
Deputy General Counsel
Citigroup Inc.
399 Park Avenue
New York, NY 10043

Re: Citigroup Inc.
Incoming letter dated December 10, 2001

Dear Mr. Ross:

This is in response to your letter dated December 10, 2001 concerning the shareholder proposal submitted to Citigroup by SEIU Master Trust. We also have received a letter from the proponent dated December 20, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 05 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Steve Abrecht
Executive Director of Benefits
SEIU Master Trust
1313 L Street, N.W.
Washington, D.C. 20005

CRGH

Michael A. Ross
Deputy General Counsel

Citigroup Inc.
399 Park Avenue
New York, NY 10043

Tel 212 559 9788
Fax 212 793 0072
michael.ross@citicorp.com

December 10, 2001

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Stockholder Proposal to Citigroup Inc. of the SEIU Master Trust**

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the person listed above for inclusion in the proxy to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 16, 2002. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rule 14a-8(i)(3) promulgated under the Act.

Rule 14a-8(i)(3) under the Act provides that a registrant may omit a shareholder proposal from its proxy statement and form of proxy if such proposal or supporting statement is contrary to any of the Commission's proxy rules and regulation, including Rule 14a-9.

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of its intention to omit this proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 12, 2002.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 559 9788 or Shelley J. Dropkin at 212 793 7396.

Very truly yours,

Michael A. Ross
Deputy General Counsel

Enclosures

cc: Steve Abrecht
Executive Director of Benefits
SEIU Master Trust

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal," a copy of which is annexed hereto as Exhibit A) submitted by the SEIU Master Trust (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2002 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 16, 2002.

The Proposal urges the Company to adopt a resolution urging "the Board of Directors to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus bonus."

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(i)(3) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, as violative of Rule 14a-9 which prohibits false and misleading statements in proxy materials.

THE PROPOSAL MAY BE OMITTED BECAUSE IT CONTAINS FALSE AND MISLEADING STATEMENTS

Rule 14a-8(i)(3) permits the omission of a shareholder proposal when such proposal or supporting statement is contrary to any of the Securities and Exchange Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9 provides that "no solicitation... shall be made by means of any proxy statement...containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading..." The Company believes that the Proposal may be excluded under Rule 14a-8(i)(3) since the supporting statement contains several statements that are false and misleading.

The first two sentences of the first paragraph of the supporting statement contain inaccuracies. They read as follows:

> Citigroup's chief executive officer, Sanford Weill, does not appear to have an employment agreement with Citigroup specifying the severance he would be entitled to receive upon termination of his employment. (Such an agreement, if one exists, has not been disclosed to shareholders as of June 29, 2001.)

Mr. Weill entered into an Employment Agreement with Citigroup's predecessor on December 31, 1987 and such Employment Agreement remains in effect. The agreement addresses the compensation and benefits Mr. Weill would be entitled to receive in the event of the termination of his employment. As required by the rules and regulations of the Securities and Exchange Commission (the "Commission"), Mr. Weill's Employment Agreement is incorporated by reference in Citigroup's Annual Report on Form 10-K as Exhibit 10.01 and is described in Citigroup's Proxy Statement on page 27 under the heading "Employment Protection Agreements."

Since Mr. Weill has an employment agreement that governs the terms of his termination, including compensation, the first sentence of the second paragraph of the supporting statement is incorrect as well. It reads:

> However, the lack of an employment agreement means there is no ceiling on what the Board may agree to pay in the event it seeks to terminate Mr. Weill's employment.

In light of the numerous inaccuracies in the supporting statement, the Company believes that the Proposal and supporting statement are contrary to the Commission's proxy rules and therefore may be omitted from the Company's 2002 Proxy Materials under Rule 14a-8(i)(3).

CONCLUSION

For the foregoing reasons, Citigroup respectfully submits the supporting statement contains false and misleading statements in violation of Rule 14a-9 and the Proposal may thus be omitted pursuant to Rule 14a-8(i)(3).

EXHIBIT A

SHAREHOLDER PROPOSAL

RESOLVED: That the shareholders of Citigroup Inc. ("Citigroup" or the "Company") urge the Board of Directors to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions; retirement agreements; and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments (including payments in lieu of medical and other benefits) and the estimated present value of periodic retirement payments, fringe benefits and consulting fees (including reimbursable expenses) to be paid to the executive.

SUPPORTING STATEMENT

Citigroup's chief executive officer, Sanford Weill, does not appear to have an employment or other agreement with Citigroup specifying the severance he would be entitled to receive upon termination of his employment. (Such an agreement, if one exists, has not been disclosed to shareholders as of June 29, 2001.) In the wake of the expensive departures of CEOs such as Jill Barad of Mattel (package worth over $40 million) and Stephen Hilbert of Conseco (package worth $72 million)—both of whom were guaranteed generous severance packages in their employment agreements—Mr. Weill's lack of an employment agreement might seem beneficial for Citigroup and its shareholders.

However, the lack of an employment agreement means there is no ceiling on what the Board may agree to pay in the event it seeks to terminate Mr. Weill's employment. We believe that requiring shareholder approval of any agreement—whether entered into ahead of time or at the time of termination—may have the beneficial effect of insulating the Board from manipulation in the event a senior executive's employment must be terminated by the Company.

Because it is not always practical to obtain prior shareholder approval, the Company would have the option, if it implemented this proposal, of seeking approval after the material terms of the agreement were agreed upon. Institutional investors such as the California Public Employees Retirement System recommend shareholder approval of these types of agreements in their proxy voting guidelines. The Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary.

For these reasons we urge shareholders to vote FOR this proposal

SEIU
Stronger Together

December 20, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Citigroup, Inc. to omit shareholder proposal submitted by the SEIU Master Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the SEIU Master Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to Citigroup, Inc. ("Citigroup" or the "Company"). The Proposal asks Citigroup to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executive's base salary plus bonus.

In a letter to the Commission dated December 10, 2001 (the "No-Action Request"), Citigroup stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2002 annual meeting of shareholders. Citigroup argues that the Proposal is excludable under Rule 14a-8(i)(3), which provides for, among other things, the exclusion of false or misleading statements in shareholder proposals.

In drafting the Proposal, the Trust believed that Citigroup's CEO, Sanford Weill, did not have an employment agreement specifying the amount to which he would be entitled in the event his employment was terminated. Citigroup points out in the No-Action Request that Mr. Weill does in fact have such an agreement, which makes several statements in the Proposal's supporting statement inaccurate.

The Trust recognizes that it made an error and would be willing to delete the first paragraph and the first sentence of the second paragraph from the supporting statement. The supporting statement would thus begin with "We believe that requiring shareholder approval . . . ." This revision would not materially alter the substance of the proposal, and would eliminate the factually incorrect material from the Proposal.

If you have any questions or need additional information, please do not hesitate to call me at (202) 639-7612.

Very truly yours,

Steve Abrecht
Executive Director of Benefits

SA:bh

Cc: Michael Ross
Citigroup, Inc.
399 Park Avenue
New York, NY 10043
fax 212-793-0072

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

SEIU MASTER TRUST
1313 L Street, N.W.
Washington, D.C. 20005
202.639.0890
800.458.1010

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 17, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 10, 2001

The proposal urges the board to seek shareholder approval for future severance agreements with senior executives that provide benefits exceeding 2.99 times the sum of the executive's base salary plus bonus.

We are unable to concur in your view that Citigroup may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the first paragraph of the supporting statement; and
- delete the first sentence of the second paragraph of the supporting statement.

Accordingly, unless the proponent provides Citigroup with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Citigroup omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Grace K. Lee
Attorney-Advisor